SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        ACCEL International Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 5, 1996,
                            September 20, 1996 and
                               December 11, 1996
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                      (Continued on the following pages)

                            (Page 1 of 13 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

  1  NAME OF REPORTING PERSONS
     IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     D.T. Chase Enterprises, Inc.
     06-0892627

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) /X/
  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     00
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                   2(d) OR 2(e) / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut

                              7                 SOLE VOTING POWER
          NUMBER OF                             0 shares
           SHARES
        BENEFICIALLY                            SHARED VOTING POWER
        OWNED BY EACH         8                 0 shares
          REPORTING
           PERSON                               SOLE DISPOSITIVE POWER
            WITH              9                 0 shares

                              10                SHARED DISPOSITIVE POWER
                                                0 shares
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            /X/
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
14  TYPE OF REPORTING PERSON*
    CO, HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               AMENDMENT NO.3 TO STATEMENT ON SCHEDULE 13D


     D.T. Chase Enterprises, Inc. hereby amends in part its Statement on
Schedule 13D dated December 29, 1993, as amended by Amendment No. 1 thereto dated February 3, 1995, and Amendment No. 2 thereto dated January 5, 1996, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only the portions of the information previously reported that have changed since the prior filing.

     The reporting person owns all of the capital stock of American Ranger, Inc. ("ARI"), which, in turn, owns all of the capital stock of Chase Insurance Holdings Corporation ("CIHC"). The reporting person's beneficial ownership of Common Stock existed only to the extent that the reporting person shared voting or dispositive power with respect to shares of Common Stock owned by ARI and CIHC by reason of the reporting person's affiliation with ARI and CIHC. The ownership changes and transactions described herein have previously been reported by ARI and CIHC in Statements on Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers, directors and controlling persons of the reporting person, as of the date hereof, is incorporated herein by reference to such information in Schedule I hereto. During the past five years, none of the executive officers, directors or controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the executive officers, directors and controlling persons of the reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The terms of a rights offering by ACCEL (the "Rights Offering") granted holders of Common Stock rights to purchase 1.5 shares of Common Stock for each share of Common Stock held at a price of $2.25 per share.
In August, 1996, ARI tendered $1,137,500 in principal amount of ACCEL's 10.125% Redeemable Subordinated Promissory Notes ("Notes") and CIHC tendered $4,481,546 in principal amount of Notes and $147,600 in cash from its working capital in consideration for the acquisition of a total of 2,600,180 shares of Common Stock in the Rights Offering. Such Notes and cash were provided in conjunction with the exercise of 1,733,454 rights held by ARI, CIHC and Rhoda L. Chase. The rights exercised were held as follows: 812,842 by ARI, 538,612 by CIHC and 382,000 by Rhoda L. Chase.
The 812,842 shares of Common Stock giving rise to the rights exercised by ARI had been loaned to it by CIHC under a temporary stock loan agreement. Of the 382,000 shares of Common Stock creating the rights exercised by Rhoda L. Chase, 335,000 shares were and remain subject to a temporary stock loan agreement with Insurance Holdings Limited Partnership ("Insurance Holdings"), which Rhoda L. Chase instructed to exercise these rights for her. Simultaneously with the exercise of rights by the holders and the corresponding transfer of Notes and cash, Rhoda L. Chase transferred $1,289,250 in cash to CIHC in exchange for an equal amount in Notes tendered to ACCEL. This cash payment reimbursed CIHC for the purchase price of the new shares acquired by Rhoda L. Chase. Such cash came from the personal funds of Rhoda L. Chase.

     As a result of this transaction, a total of 2,600,180 shares of Common Stock were acquired on September 5, 1996: 573,000 by Rhoda L. Chase and 2,027,180 by CIHC. As a result, the shares of Common Stock owned by the parties to this transaction were as follows:

OWNER                     No. of Shares of      No. of Shares of          TOTAL
                          Newly Subscribed        Common Stock
                            COMMON STOCK         PREVIOUSLY HELD
ARI                                0                 812,842             812,842*
CIHC                       2,027,180                 538,612           2,565,792
Rhoda L. Chase               573,000                  47,000             620,000
Insurance Holdings                 0                 335,000             335,000**

* CIHC maintained an ownership interest in these shares under the temporary stock loan agreement with ARI.

** Rhoda L. Chase maintained and continues to maintain an ownership interest in these shares under the temporary stock loan agreement with Insurance Holdings.

     On September 20, 1996, CIHC dividended all of the 3,378,634 shares of Common Stock in which it had an interest to ARI. Consequently, the temporary stock loan agreement between ARI and CIHC was canceled. On the same day, ARI transferred a total of 2,686,597 shares of Common Stock to Rhoda L. Chase, Arnold L. Chase and The Darland Trust in order to satisfy loans granted to it by these persons and entities. The exchange of Common Stock for loan repayment was made at $2.25 per share. The number of shares of Common Stock transferred to each entity and the amount of loan satisfied was as follows:



ENTITY                            Amount of            No. of Shares of
                                LOAN SATISFIED           Common Stock
                                                          TRANSFERRED
Rhoda L. Chase                       $1,494,562.50             664,250
Arnold L. Chase                      $2,281,369.50           1,013,942
The Darland Trust                    $2,268,911.25           1,008,405

     On December 11, 1996, ARI disposed of all of its 692,037 shares of Common Stock in private sales to the following persons and entities in the indicated amounts:

PURCHASER                          No. of Shares of                   Aggregate
                                COMMON STOCK PURCHASED               PRICE PAID
Rhoda L. Chase                            378,736                  $ 1,088,866.00
Arnold L. Chase                           153,882                  $   442,410.75
The Darland Trust                         159,419                  $   458,329.63

     All sales were made at a price of $2.875 per share of Common Stock. The purchase price for such shares came from the personal funds of Rhoda L. Chase and Arnold L. Chase and the reserves of The Darland Trust.

Item 4.   PURPOSE OF TRANSACTION.

     The reporting person no longer maintains beneficial ownership over any shares of Common Stock. The acquisitions of Common Stock by ARI and CIHC described herein were made for investment purposes.

     David T. Chase and Arnold L. Chase are holding the shares of Common Stock owned by them for investment purposes. Based on their ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to them, offers for their shares of Common Stock, general economic conditions and other future developments, David T. Chase and Arnold L. Chase reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, they may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. They may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     To the reporting person's knowledge, other than the above, as of the date hereof, neither the reporting person nor any of its executive officers, directors or controlling persons have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ACCEL or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ACCEL;

     (f) Any other material change in ACCEL's business or corporate structure;

     (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

     (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 0 shares of Common Stock, or 0% of the 8,631,042 shares of Common Stock outstanding as of November 14, 1997. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person is set forth in Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

     This statement does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by Arnold L. Chase, Executive Vice President and director of the reporting person, (ii) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, owned by Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase (Executive Vice President, General Counsel and director of the reporting person) and her children are the beneficiaries,
(iv) 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, currently issuable upon the exercise of options held by David T. Chase (President and Chairman of the Board of Directors of the reporting person), or (v) 2,000,000 shares of Common Stock, or 23.2% of the shares of Common Stock outstanding as of November 14, 1997, owned by Rhoda L. Chase. David T. Chase may be deemed to be a beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence, the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence and 1,330,000 of the 2,000,000 shares of Common Stock referred to in Clause (v) of the immediately preceding sentence; Insurance Holdings may be deemed to be a beneficial owner of 670,000 of the 2,000,000 shares of Common Stock referred to in Clause (v) of the immediately preceding sentence. David T. Chase and Rhoda L. Chase are husband and wife and are the parents of Arnold L. Chase and Cheryl A. Chase.

     (b) The reporting person does not have the sole or shared power to vote, direct the vote of, dispose of, or direct the disposition of, any shares of Common Stock.

     David T. Chase does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David
T. Chase will have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock received by him as a result of such exercise. David T. Chase shares the power to dispose or to direct the disposition of (i) 1,330,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and
(iii) 1,167,824 shares of Common Stock owned by the Trust with the Trust.

     Arnold L. Chase has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by him. Arnold L. Chase shares the power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by him with David T. Chase.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford, Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) To the reporting person's knowledge, no transactions in the Common Stock have been effected by or on behalf of the reporting person or any of its directors, executive officers or controlling persons during the past 60 days other than the transactions described in Item 3.

     (d) Upon the exercise of any of his currently exercisable options for 6,500 shares of Common Stock, David T. Chase will have the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock received by him as a result of such exercise. Each of David T. Chase and, with respect to (i) 1,330,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 1,167,824 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iii) 1,167,824 shares of Common Stock owned by the Trust, The Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by David T. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by David T. Chase.

     Each of David T. Chase and Arnold L. Chase has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Arnold L. Chase.

     (e) On December 11, 1996, the reporting person ceased to be a beneficial owner of more than 5% of the shares of Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each , a "Trading Authorization"), each of Rhoda L. Chase, Arnold L. Chase and the Trust has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds the Common Stock referred to in the second paragraph of Item 5(b). Each Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization.

     The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Statement on Schedule 13D.

     David T. Chase manages certain funds on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, David T. Chase may effect the sale of some or all of the shares of Common Stock owned by the Trust or effect the purchase of additional shares of Common Stock for the account of the Trust.

     Pursuant to the First Restatement of the ACCEL International Corporation 1987 Stock Incentive Plan (the "1987 Plan") and Stock Option Agreements (the "Old Stock Option Agreements") dated June 4, 1991, June 2, 1992, May 25, 1993, May 24, 1994 and May 23, 1995, between David T. Chase and ACCEL, David T. Chase has been granted options to purchase 6,000 shares of Common Stock, all of which are currently exercisable. The exercise price for each option is equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after David T. Chase ceases to be a director of ACCEL. Such options are not transferable other than by will or the laws of descent and distribution.

     The foregoing description of the 1987 Plan, the Old Stock Option Agreements and the options granted to David T. Chase thereunder is subject to, and is qualified in its entirety by reference to, the 1987 Plan and the Old Stock Option Agreements, which are each filed as exhibits to this Statement on Schedule 13D.

     Pursuant to the ACCEL International Corporation 1996 Stock Incentive Plan (the "1996 Plan"), each person who becomes a director of ACCEL is granted, upon his initial appointment or election as a director, the option to purchase 2,000 shares of Common Stock, and each non-employee director of ACCEL (other than a non-employee director who first became a director during the period following the immediately preceding annual meeting of stockholders of ACCEL) is granted, at each annual meeting of stockholders of ACCEL, the option to purchase 1,000 shares of Common Stock, provided that no options will be granted under the 1996 Plan after June 11, 2006.
As non-employee directors of ACCEL, David T. Chase and John P. Redding are each entitled to receive such options under the 1996 Plan. Each such option will become exercisable as to 50% of the shares of Common Stock subject to it on the first anniversary of the date it was granted and as to the remaining shares of Common Stock on the second anniversary of the date it was granted. The per share exercise price for each such option will be equal to the fair market value of a share of Common Stock on the date such option was granted. Each such option will expire ten years after the date it was granted or, if earlier, 180 days after the grantee ceases to be a director of ACCEL. Such options are not transferable other than by will, the laws of descent and distribution or pursuant to certain domestic relations orders.

     David T. Chase has been granted options to purchase 2,000 shares of Common Stock, one quarter of which are currently exercisable, pursuant to the 1996 Plan and to Stock Option Agreements (the "New Stock Option Agreements") dated June 11, 1996 and May 20, 1997, between David T. Chase and ACCEL. John P. Redding has been granted options to purchase 2,000 shares of Common Stock, none of which are currently exercisable, pursuant to the 1996 Plan and to a Stock Option Agreement (the "John P. Redding Stock Option Agreement") dated May 20, 1997, between John P. Redding and ACCEL. All such options have the terms described in the immediately preceding paragraph.

     The foregoing description of the 1996 Plan, the New Stock Option Agreements, the John P. Redding Stock Option Agreement and the options granted thereunder is subject to, and is qualified in its entirety by reference to, the 1996 Plan, the New Stock Option Agreements and the John
P. Redding Stock Option Agreement, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)
(3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Form of Trading Authorization granted by Rhoda L. Chase.

     (2)  Form of Trading Authorization granted by Arnold L. Chase.

     (3)  Form of Trading Authorization granted by the Trust.

     (4)  1987 Plan.

     (5)  Old Stock Option Agreement dated June 4, 1991.

     (6)  Old Stock Option Agreement dated June 2, 1992.

     (7)  Old Stock Option Agreement dated May 25, 1993.

     (8)  Old Stock Option Agreement dated May 24, 1994.

     (9)  Old Stock Option Agreement dated May 23, 1995.

     (10) 1996 Plan.

     (11) New Stock Option Agreement dated June 11, 1996.

     (12) New Stock Option Agreement dated May 20, 1997.

     (13) John P. Redding Stock Option Agreement.

                             SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 1997          D.T. Chase Enterprises, Inc.



                                 By /s/ Cheryl A. Chase
                                 Name: Cheryl A. Chase
                                 Title: Executive Vice President

                                             SCHEDULE I
                   IDENTITY AND BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS
                                                 OF
                                     D. T. CHASE ENTERPRISES, INC.

NAME                              Residence or          Principal Occupation         Aggregate # of          Percentage of ACCEL
                                BUSINESS ADDRESS       or Employment and Title       Shares of ACCEL         COMMON STOCK OWNED
                                                             at D.T.Chase          COMMON STOCK OWNED
                                                           ENTERPRISES, INC.
David T. Chase             c/o Chase Enterprises      Chairman of the Board of          3,672,182*                 42.5%
                           One Commercial Plaza       Directors and President,
                           Hartford, CT 06103         D.T. Chase Enterprises,
                                                      Inc. ("DTCE")

Arnold L. Chase            c/o Chase Enterprises      Executive Vice President          1,167,824                  13.5%
                           One Commercial Plaza       and Director, DTCE
                           Hartford, CT 06103

Cheryl A. Chase            c/o Chase Enterprises      Executive Vice President,           None                       0%
                           One Commercial Plaza       General Counsel and
                           Hartford, CT 06103         Director, DTCE

John P. Redding            c/o Chase Enterprises      Senior Vice President,              None                       0%
                           One Commercial Plaza       David T. Chase
                           Hartford, CT 06103         Enterprises, Inc. and
                                                      Vice President, DTCE


* Includes 1,167,824 shares owned by Arnold L. Chase, 1,167,824 shares owned by The Darland Trust and 1,330,000 shares owned by Rhoda L. Chase as to which David T. Chase shares dispositive power, and 6,500 shares of Common Stock currently issuable upon the exercise of options held by David T. Chase.